EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Three Months Ended April 1, 2017
Fixed charges:
Interest expense*	$34
Estimated interest portion of rents	11
Total fixed charges	$45

Income:
Income from continuing operations before income taxes	$121
Fixed charges	45
Eliminate pretax income of Finance group	(4)
Adjusted income	$162

Ratio of income to fixed charges	3.60

*                Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.